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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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February 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 11 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 11 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 11 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 ("Original 13D").

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and representatives and other shareholders and interested parties, including as described below.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                 On December 15, 2006, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.

                 On March 30, 2007, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.

                 On July 11, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter, with attachments, filed as Exhibit 7 hereto presenting MMI's views concerning the potential desirability of a spin-off of one of its two business segments.

                 In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 8, 2007 notified the Issuer and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and request early termination of the waiting period pursuant to the HSR Act. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on August 24, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million and increasing to $630.8 million as of February 28, 2008) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $465 million based on the number of shares outstanding at October 31, 2007 and the closing price on February 22, 2008).

                 On October 18, 2007, MMI Investments issued a press release announcing its intent to nominate four people for election as directors at the 2008 Annual Meeting of Stockholders and its intent to submit formal notice to the Issuer by the January 5, 2008 deadline pursuant to the Issuer's bylaws. A copy of the press release is attached as Exhibit 8 hereto and is incorporated herein by reference.

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                 On November 30, 2007, MMI Investments delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer’s bylaws and pursuant to the applicable provisions of the Virginia Stock Corporation Act, informing the Issuer of its proposal to nominate four candidates for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 annual meeting of stockholders (including any adjournment thereof, the “Annual Meeting”). The nominees are: John S. Dyson, Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr. (the “Nominees”). A copy of the press release issued on November 30, 2007, which contains additional information regarding the nominees and the reasons for the Reporting Persons’ decision to make these nominations, is attached hereto as Exhibit 9 and is incorporated herein by reference. Additional information will be contained (and available at www.sec.gov) in preliminary proxy material that MMI Investments expects to file with the Securities and Exchange Commission in connection with the Annual Meeting. On November 30, 2007, MMI Investments delivered a demand to the Issuer, pursuant to the Virginia Stock Corporation Act, to inspect the shareholder list and related records of the Issuer.

                 On December 12, 2007, MMI Investments transmitted a letter, filed herewith as Exhibit 11 and incorporated herein by reference, to the Monitor Group, the consulting firm retained by the Issuer to assist in the evaluation of the strategic options available to the Issuer, that, among other things, indicates MMI Investments’ availability to discuss its experience and insights regarding the Issuer.

                 On January 15, 2008, representatives of MMI Investments met with representatives of Monitor Group for the purpose of explaining MMI’s views with respect to strategic alternatives available to the Issuer.

                 On February 19, 2008, MMI Investments filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of the Nominees. As of the date of such filing, MMI Investments intended to solicit proxies, in opposition to the proxy solicitation expected to be conducted by the Issuer's current management, for the purpose of electing the Nominees and replacing the four current directors of the Issuer up for reelection at the 2008 Annual Meeting.

                 On February 25, 2008, the Issuer issued a press release announcing that the Issuer’s Board of Directors (“Board”) had resolved to pursue a spin-off of 100% of its Brink’s Home Security division as configured for this purpose (“BHS”) in a single transaction (with no prior public offering of BHS equity securities) on a pro rata basis to all common shareholders of the Issuer (the “Spin-Off”). The Issuer also announced that it had entered into a letter agreement, dated February 25, 2008, with MMI Investments (the “Letter Agreement”) effecting the settlement and withdrawal of the above-referenced proxy contest that had sought the election of the Nominees to the Issuer’s Board at the 2008 Annual Meeting.

                 Pursuant to the Letter Agreement, among other things: (i) the Issuer’s Board will nominate and recommend the election of Carroll R. Wetzel, Jr. (“Wetzel”) for a three-year term as a director of the Issuer at the 2008 Annual Meeting; (ii) the Issuer will cause Wetzel, effective upon consummation of the Spin-Off, to be appointed to the board of directors of the entity that will hold the business of BHS following the consummation of the Spin-Off and the securities of which will be distributed to the Issuer’s shareholders in the Spin-Off (“Spinco”) (provided that Wetzel resigns from the Issuer’s Board effective upon consummation of the Spin-Off); (iii) the Issuer will cause Robert J. Strang (“Strang”), upon consummation of the Spin-Off and resignation by Wetzel, to be appointed to the Issuer’s Board to serve until the immediately following annual meeting of shareholders of the Issuer (provided that if Wetzel’s term would not have otherwise ended at such annual meeting, then the Issuer’s Board will nominate and recommend (and not withdraw) Strang for election to the Board at such annual meeting for a term continuing through the 2011 Annual Meeting); (iv) upon election or appointment, as applicable, the Issuer will cause the appointment of Wetzel and Strang as a member of board committees of the Issuer or Spinco, as applicable, specified in the Letter Agreement; (v) MMI Investments will withdraw its proxy contest seeking to elect the Nominees to the Issuer’s Board at the 2008 Annual Meeting and the related demand for the Issuer’s shareholder list and related information; and (vi) MMI Investments agreed vote all voting securities which it is entitled to vote at the 2008 Annual Meeting in favor of the election of each of the Issuer’s Board nominees (including Wetzel) to stand for election at the 2008 Annual Meeting and will not seek to persuade other stockholders to vote against any of such nominees at the 2008 Annual Meeting. The Issuer also agreed to reimburse out-of-pocket expenses incurred by MMI Investments in connection with the proxy contest and related matters, subject to a cap of $1 million. The foregoing summary description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 12 hereto and incorporated herein by reference. In accordance with the Letter Agreement, MMI Investments has withdrawn such proxy contest and the related demand for the Issuer’s shareholder list and related information.

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                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 48,491,344 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Form 10-Q filed on November 2, 2007, the Shares owned by MMI Investments represent approximately 8.4% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                 Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: February 25, 2008

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
2.
Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
3.
Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
4.
Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
5.
Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
6.
Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of the Brink's Company and related enclosure (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
7.
Letter, dated July 11, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related attachments (incorporated by reference to Exhibit 7 to Amendment No. 6 to the Schedule 13D filed on July 12, 2007).
8.
Press Release of MMI Investments dated October 18, 2007, stating that MMI Investments intends to submit by the January 5, 2008 deadline its formal notice of nominees for election as directors at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 8 to Amendment No. 8 to the Schedule 13D filed on October 18, 2007).
9.
Press Release of MMI Investments dated November 30, 2007 regarding nominees for election as directors at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 9 to Amendment No. 9 to the Schedule 13D filed on November 30, 2007).
10.
Form of Agreement dated as of November 29, 2007 between MMI Investments and each of Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr., nominees for election as a director at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 10 to Amendment No. 9 to the Schedule 13D filed on November 30, 2007).
11.	Letter, dated December 12, 2007, from MMI Investments to Monitor Group (incorporated by reference to Exhibit 11 to Amendment No. 10 to the Schedule 13D filed on December 12, 2007).
12.	Letter agreement between MMI Investments and the Issuer, dated February 25, 2008.

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Exhibit 12

The Brink’s Company

1801 Bayberry Court

P.O. Box 18100

Richmond, Virginia 23226

February 25, 2008

MMI Investments, L.P., on behalf of itself and its affiliates,

1370 Avenue of the Americas

New York, NY 10019

Letter Agreement

MMI Investments, L.P., on behalf of itself and its affiliates (“MMI”), has (a) nominated four individuals to be elected to the Board of Directors (the “Board”) of The Brink’s Company (“Brink’s”) at Brink’s’ 2008 annual meeting of the shareholders (the “2008 Shareholders Meeting”) (the “Board Representation Proposal”) and (b) submitted a demand (the “Demand”) to Brink’s for access to certain books and records, including lists and other information regarding the holders of shares of the outstanding common stock, par value $0.01 per share, of Brink’s (the “Common Stock”).

The Board has resolved to pursue a single-step spin-off of 100% of its Brink’s Home Security division as configured for this purpose (“BHS”) (with no prior public offering of BHS equity securities) on a pro rata basis to all holders of shares of Common Stock on the record date for such transaction (the “Spin-Off”).

In accordance with our recent discussions, this letter agreement sets forth certain understandings among the parties in connection with the Board Representation Proposal, the Demand and related matters.

In connection with the foregoing, the parties agree as follows:

1.        MMI agrees that:

(a)        by executing this letter agreement, it hereby withdraws (i) the Board Representation Proposal and (ii) the Demand;

(b)        it will vote all voting securities which they are entitled to vote at the 2008 Shareholders Meeting in favor of the election of each of the Board’s nominees (including Wetzel (as defined below)) to stand for election at the 2008 Shareholders Meeting (the “Board Nominees”), and will not take any action intended to solicit, persuade, encourage or otherwise convince any other shareholder of Brink’s not to vote in favor of the election of any of the Board Nominees at the 2008 Shareholders Meeting; and

(c)       as promptly as practicable after the execution and delivery of this letter agreement on the date hereof, it will (i) destroy or cause to be destroyed any and all lists of Brink’s shareholders and other information provided to MMI by Brink’s or Brink’s representatives or agents (in whatever form) pursuant to the Demand (collectively, the “Shareholder List Information”), including permanently erasing or deleting any electronic copies of the Shareholder List Information and all information derived therefrom (e.g., e-mail addresses and phone numbers), and (ii) confirm to Brink’s compliance with the terms of this paragraph 1.(c) in writing; provided that any inadvertent failure to comply with the terms of this clause (c) shall not constitute a breach of this letter agreement if cured promptly following discovery of such non-compliance.

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2.       Brink’s agrees that:

(a)       promptly after the execution and delivery of this letter agreement on the date hereof, it will publicly announce its intention to pursue the Spin-Off and its entry into of this letter agreement with MMI;

(b)       as part of the Board’s proposals for the 2008 Shareholders Meeting, it will nominate and recommend (and not withdraw) Carroll R. Wetzel, Jr. (“Wetzel”) as a director of Brink’s in the class the term of which expires in 2011;

(c)       it will cause Wetzel, upon consummation of the Spin-Off, to be appointed to the board of directors of the entity that will hold the business of BHS following the consummation of the Spin-Off and the securities of which will be distributed to Brink’s shareholders in the Spin-Off (“Spinco”); provided that Wetzel shall resign from the Board effective upon consummation of the Spin-Off;

(d)       it will cause Robert J. Strang (“Strang”), upon consummation of the Spin-Off and upon the resignation by Wetzel from the Board as contemplated by clause (c) above, to be appointed by the Board to the vacancy in the Board resulting from such resignation to serve until the immediately following annual meeting of shareholders of Brink’s (provided that if Wetzel’s term would not have otherwise ended at such annual meeting, then the Board shall nominate and recommend (and not withdraw) Strang for election to the Board at such annual meeting for the term continuing through the Brink’s 2011 Annual Meeting of Shareholders);

(e)       upon election or appointment, as applicable, of Wetzel and Strang to the Board and the Spinco Board as contemplated by the terms of this letter agreement, it will cause the appointments of Wetzel and Strang as a member of the following committees of Brink’s or Spinco (or such committees of Spinco performing the same functions for Spinco as the identified committees currently perform for Brink’s), as applicable, (i) Strang will be appointed to the Executive Committee, the Compensation and Benefits Committee and the Corporate Governance, Nominating and Management Development Committee of the Board and (ii) Wetzel will be appointed to the Executive Committee, the Strategy Committee and the Finance Committee of the Board and the Spinco Board, as applicable;

(f)       within ten business days after receiving reasonable documentation thereof, it will pay to MMI (as reimbursement) amounts equal to MMI’s actual out-of-pocket expenses (including legal, financial printer and proxy solicitor fees, placement consultants’ fees paid in recruiting Peter A. Michel, Wetzel and Strang to serve as nominees under the Board Representation Proposal and nominee upfront payments and expense reimbursements made pursuant to written arrangements provided to Brink’s prior to the date hereof) incurred (i) prior to the date of this letter agreement in connection with the Board Representation Proposal and the Demand, including the preparation of the nominee notice required by Brink’s by-laws, the negotiation and execution of nominee arrangements, the preparation and filing of proxy materials, the preparation and filing of amendments to MMI’s Schedule 13D, the preparation and negotiation of this letter agreement and the consideration of matters under applicable law in connection with the foregoing, and (ii) after the date of this letter agreement in connection with the preparation and filing of an amendment to MMI’s Schedule 13D reporting the entry into this letter agreement and the related filing under Rule 14a-12, including amounts in respect of terminating the nominee arrangements with Peter A. Michel, Strang and Wetzel to serve as nominees under the Board Representation Proposal (provided that MMI has used its commercially reasonable efforts to negotiate terminations of such arrangements that are as favorable to MMI as practicable under the circumstances), and the consideration of matters under applicable law in connection with the foregoing; provided that the aggregate amount of expenses to be reimbursed pursuant to this clause (f) shall not exceed $1,000,000.

3.        If either Strang or Wetzel shall be unable or unwilling to serve as a nominee or director of Brink’s or Spinco, as the case may be, for any reason prior to his election or appointment as a director in accordance with paragraph 2.(b), 2.(c) or 2.(d), then MMI shall be entitled to designate another person reasonably acceptable to Brink’s, and all references to “Strang” or “Wetzel”, as the case may be, in this letter agreement (other than under paragraph 2.(f)) shall be deemed to be references to such other person.

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5.         Each of Strang or Wetzel, upon appointment or election to the Board or the Spinco Board, as the case may be, shall be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits with respect to insurance, indemnification, compensation and fees and other similar matters as are applicable to the other non-employee directors serving on such board and, with respect to service of Board committees, as the other non-employee directors serving on such committees (in each case with regard to the application of ordinary course policies of Brink’s with respect to its directors as in effect from time to time (including, by way of illustration, differing fees based on committee membership or frequency of committee meetings, or differing benefits based on seniority, years of service or date of election or appointment)).

6.         For purposes of this letter agreement, the following terms have the meanings specified below:

“affiliate” has the meaning given to such term in Rule 12b-2 under the Exchange Act; provided that any fund or other investment vehicle that is managed, controlled or sponsored by any person shall be deemed an affiliate of such person; and provided, further, that the parties hereto agree that MMI is not an affiliate of Brink’s within the meaning hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“person” means any natural person, corporation, limited liability company, partnership, trust, joint venture, association, company or other entity.

“Securities Act” means the United States Securities Act of 1933, as amended.

“voting securities” means any securities of Brink’s entitled to vote generally in the election of directors of Brink’s or any direct or indirect rights to acquire any such securities or any securities convertible or exchangeable for such securities.

7.         Each party hereto represents that this letter agreement has been duly authorized and approved by all necessary actions.

8.         Each party hereto hereby acknowledges and agrees, on its behalf and on behalf of its affiliates, that irreparable harm would occur in the event any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

9.         Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this letter agreement.

10.       This letter agreement shall not be assignable by either party hereto without the prior written consent of the other party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter agreement may not be amended or waived except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to Brink’s an executed counterpart hereof.

Very truly yours,
THE BRINK’s COMPANY,
		by	/s/ Austin F. Reed

		Name:	Austin F. Reed
		Title:	Vice President, General Counsel and Secretary

Accepted and agreed as of the date first above written:
MMI Investments, L.P., on behalf of itself and its affiliates,
by	/s/ Alan L. Rivera

Name:	Alan L. Rivera
Title:	EVP

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